UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2024.

Commission File Number: 001-37723

Enel Chile S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  [X]   Form 40-F  [   ]

MATERIAL FACT

ENEL CHILE S.A.

Santiago, January 25, 2024

Gen. Mgmt. No.1/2024

Mrs.

Solange Bernstein Jáuregui

Chair

Financial Market Commission

1449 Libertador Bernardo O’Higgins Ave.

Santiago, Chile

Ref.:       Communicates Material Fact

Dear Madam:

In compliance with the provisions of Articles 9 and 10 of Law No. 18,045 of the Securities Market Law and the provisions of General Rule No. 30 of the Financial Market Commission, duly empowered and on behalf of Enel Chile S.A. (“Enel Chile”), I hereby inform you, as a material fact, that today, in a regular meeting of the Board of Directors, the Chief Executive Officer of the Company, Mr. Fabrizio Barderi, tendered his resignation.

The Chief Executive Officer will remain in office until February 29, inclusive, date on which the financial statements of Enel Chile corresponding to fiscal year 2023 will already be approved by the Board of Directors.

Sincerely yours,

Giuseppe Turchiarelli

Chief Financial Officer

Enel Chile S.A.

c.c.:	Banco Central de Chile (Central Bank of Chile)

Bolsa de Comercio de Santiago (Santiago Stock Exchange)

Bolsa Electrónica de Chile (Chile Electronic Stock Exchange

Banco Santander - Representantes Tenedores de Bonos (Bondholders Representative)

Depósito Central de Valores (Central Securities Depositary)

Comisión Clasificadora de Riesgos (Risk Rating Commission)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Chile S.A.

By: /s/ Giuseppe Turchiarelli
--------------------------------------------------

Title: Chief Financial Officer

Date: January 25, 2024